EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three month and six month periods ended June 30, 2015, which have been prepared in accordance with International Financial Reporting Standards [”IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, including SPY, SPY Elite Imaging System, PINPOINT Endoscopic Fluorescence Imaging System, LUNA Fluorescence Angiography System, Firefly™ System [collectively, the “SPY Imaging Systems”] and CO2 Heart Laser System, Easy LDI Imaging System and DermACELL® tissue products [collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”] sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and DermACELL tissue products [“DermACELL”], future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health® [“LifeNet”], the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the partnership agreement with Serena Group™, the distribution agreements with MAQUET Cardiovascular [“MAQUET”], Swissray Asia, CHC Healthcare Group, Kirloskar Technologies Pvt., Ltd. [“KTPL”], Mizuho Medical Corporation [“Mizuho Medical”] and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of NOVADAQ’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks related to medical or scientific advances that could render the Products obsolete; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its intellectual property [“IP”] and third party intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2014, which is filed on SEDAR at www.sedar.com and on EDGAR. Forward-looking information is provided in the AIF for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to such risks and uncertainties. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through July 28, 2015.

COMPANY OVERVIEW

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. The focus of its operations began with research and development, and in mid-2005, the Company launched its first commercial application for the SPY Intraoperative Imaging System in the U.S. From 2009 through 2012, the Company formed certain alliances with market leading companies for the broader commercialization of NOVADAQ’s leading products. In 2013, NOVADAQ established a direct sales team in North America to focus on the sale of the Company’s PINPOINT Imaging System and the LUNA Imaging System. In 2015, NOVADAQ’s direct sales and marketing team began to sell and market the SPY Elite Imaging System, which was previously distributed and marketed in North America by LifeCell Corporation (“LifeCell”). Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in additional research and development and acquisitions in order to expand the applications of its current and future imaging platform and direct sales offerings.

The SPY fluorescence imaging technology platform [“SPY Fluorescence Imaging”] provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical and outpatient procedures performed in the operating room or clinic. The technology utilized in SPY Imaging Systems has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Fluorescence Imaging platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and other healthcare providers and the specialty procedures they perform. SPY images enable physicians treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue.

Over 140 peer-reviewed publications report positive clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. This body of academic literature supports the Company’s claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons and other specialists to repair or remove tissue that could, otherwise, lead to post-operative or post procedure complications, which if not addressed during the procedure can negatively impact patient quality of life and significantly increase overall treatment costs.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during six different open surgery applications.

The LUNA system is FDA 510(k) cleared for use in cardiovascular applications, such as the assessment of blood flow and tissue perfusion in patients suffering from complex wounds typically caused by peripheral vascular disease and who are being treated in the outpatient clinic. The SPY, SPY Elite, and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], which is a companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. Regulatory activities to seek approval for PINPOINT in Japan are currently ongoing. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

DermACELL is a technologically advanced Acellular Dermal Matrix (“ADM”) that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside DermACELL will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant.

In addition to marketing SPY Imaging Systems and DermACELL products, NOVADAQ acquired and now manufactures and markets the U.S. FDA premarket approved [“PMA”] CO2 Heart Laser™ System for TMR. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is exclusively distributed in the U.S. by MAQUET.

NOVADAQ’s intellectual property consists of 57 patent families representing 100 granted or allowed patents and 101 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology and the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

SELECTED YEAR TO DATE INFORMATION

The table below summarizes information regarding NOVADAQ’s revenues, loss from operations and other financial information for the periods presented in accordance with IFRS as issued by the IASB and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Six months ended June 30,
in $000’s	2015	2014	2013
Revenues
Product sales	25,404	19,782	13,376
Royalty revenue	993	675	908
Partnership fee revenue	—	650	650
Service revenue	361	343	442

Total revenues	26,758	21,450	15,376
Cost of sales	8,601	7,834	5,775

Gross profit	18,157	13,616	9,601
Gross profit percentage	68%	63%	62%
Operating expenses
Selling and distribution expenses	27,991	13,900	5,861
Research and development expenses	8,751	4,586	3,533
Administrative expenses	5,145	3,948	3,103
Write-down of inventory	—	—	31

Total operating expenses	41,887	22,434	12,528

Loss from operations	(23,730)	(8,818)	(2,927)
Finance costs	(52)	—	(176)
Finance income	110	129	32
Warrants revaluation adjustment	6,361	(1,150)	(9,579)
Gain on investment	—	25	25

Loss before income taxes	(17,311)	(9,814)	(12,625)

Income tax expense	—	(17)	(45)

Net loss and comprehensive loss for the period	(17,311)	(9,831)	(12,670)

Basic loss per share for the period	(0.31)	(0.18)	(0.29)

Diluted loss per share for the period	(0.41)	(0.18)	(0.29)

RESULTS OF OPERATIONS – Year to Date Q2, 2015 as compared to Year to Date Q2, 2014

Revenues

Revenues for the six-month period increased by 25% to $26,758,000 in 2015 from $21,450,000 in 2014. Product sales increased by $5,622,000 or 28% mainly due to an increase in recurring revenue of $4,055,000 or 54% and an increase in capital sales of $1,567,000. Part of the increase in revenue recognized on SPY Elite kit sales results from the Company recognizing 100% of SPY Elite sales in 2015 due to the termination of the LifeCell agreements in Q4-2014.

Royalty revenue for the six-month period in 2015 increased by $318,000 as compared to the same period in 2014 due to more Firefly Illuminators being sold by our partner.

Partnership fee revenue of $650,000 in 2014 related to the fee revenue recognized in 2014 on the marketing and distribution agreements with LifeCell which did not recur due to the termination of the agreements in Q4-2014.

Gross Profit

Gross profit was $18,157,000 for the six-month period in 2015 compared to $13,616,000 in the same period in 2014. As a percentage of revenue, gross profit increased by 5% from 63% in 2014 to 68% in 2015. The increase in gross profit was a result higher recurring revenue and capital sales during the six-month period in 2015, partially offset by lower manufacturing costs recovered in 2015, as compared to 2014, due to less units manufactured.

Operating Expenses

Selling and distribution expenses of $27,991,000 for the six-month period in 2015 were $14,091,000 higher than expenses of $13,900,000 for the same corresponding period in the prior year as a result of additional direct sales force personnel; higher promotional spending; and an increase in sponsorship of clinical studies.

Research and development expenses of $8,751,000 for the six-months ended June 30, 2015 were $4,165,000 higher than expenses of $4,586,000 for the same period in 2014 due to higher patent and trademark expenses of $3,178,000; an increase in salaries and benefits in the amount of $467,000 to support expanded operations; higher product design expenses of $227,000; and an increase in non-cash stock option expense in the amount of $189,000.

Administrative expenses of $5,145,000 for the six-month period in 2015 were $1,197,000 higher than expenses of $3,948,000 for the corresponding period in 2014. The increase mainly related to higher salaries and benefits in the amount of $620,000; an increase in non-cash stock option expense in the amount of $289,000; an increase in professional fees in the amount of $210,000; and higher public company listing fees in the amount of $70,000. These amounts were partially offset by a reduction in bad debts expense of $107,000 due a reduction in specific provisions for doubtful accounts.

Finance Costs

Finance costs of $52,000 for the six-month period in 2015 were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income of $110,000 for the six-month period ended June 30, 2015 was lower than income of $129,000 for the same period in 2014 due to lower cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The revaluation of the warrants to fair value resulted in non-cash revaluation income of $6,361,000 for the six-month period in 2015 compared to warrant revaluation expense of $1,150,000 in the same period in 2014. During the six-month period in 2015, the Company’s share price decreased $4.51, whereas the share price for the corresponding period in 2014 remained consistent.

Income Tax Expense

Income tax expense was nil compared to $17,000 for the six-month period ended June 30, 2014.

Net Income (Loss)

Net loss for the six-month period in 2015 was $17,311,000, compared to a net loss of $9,831,000 for the same period in 2014. The increase in net loss of $7,480,000 was due to higher operating costs in the amount of $19,453,000, partially offset by the non-cash warrant revaluation income of $6,361,000 in 2015 compared to warrant revaluation expense of $1,150,000 in 2014 and an increase in gross profit in the amount of $4,541,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
in $000’s, except per share amounts	2015	2015	2014	2014	2014	2014	2013	2013
Revenues
Product sales	14,337	11,067	9,803	11,111	10,391	9,391	9,643	8,000
Royalty revenue	541	452	745	489	270	405	616	365
Partnership fee revenue	—	—	2,316	325	325	325	325	325
Service revenue	189	172	158	203	166	177	164	206

Total revenues	15,067	11,691	13,022	12,128	11,152	10,298	10,748	8,896
Cost of sales	4,381	4,220	3,897	4,327	4,232	3,602	4,004	3,154

Gross profit	10,686	7,471	9,125	7,801	6,920	6,696	6,744	5,742
Gross profit percentage	71%	64%	70%	64%	62%	65%	63%	65%
Operating expenses
Selling and distribution expenses	15,493	12,498	7,505	6,279	7,192	6,708	4,863	3,337
Research and development expenses	5,129	3,622	3,394	2,802	2,331	2,255	2,282	2,159
Administrative expenses	2,458	2,687	3,935	2,413	1,968	1,980	2,867	1,264
Write-down of equipment	—	—	—	—	—	—	—	26
Termination fee	—	—	4,500	—	—	—	—	—

Total operating expenses	23,080	18,807	19,334	11,494	11,491	10,943	10,012	6,786
Loss from operations	(12,394)	(11,336)	(10,209)	(3,693)	(4,571)	(4,247)	(3,268)	(1,044)
Finance costs	(26)	(26)	—	—	—	—	(3)	(3)
Finance income	56	54	48	50	59	70	42	34
Warrant revaluation adjustment	6,338	23	(7,356)	6,670	10,794	(11,944)	445	(5,881)
Gain on investment	—	—	—	—	—	25	—	—

Income (loss) before income taxes	(6,026)	(11,285)	(17,517)	3,027	6,282	(16,096)	(2,784)	(6,894)
Income tax recovery (expense)	—	—	(34)	1	(2)	(15)	68	(23)

Net income (loss) and comprehensive income (loss) for the period	(6,026)	(11,285)	(17,551)	3,028	6,280	(16,111)	(2,716)	(6,917)

Basic income (loss) per share for the period	(0.11)	(0.20)	(0.32)	0.05	0.11	(0.29)	(0.05)	(0.14)

Diluted income (loss) per share for the period	(0.22)	(0.20)	(0.32)	(0.06)	(0.08)	(0.29)	(0.05)	(0.14)

Balance Sheet Data

in $000’s	As at June 30,	As at December 31,	As at June 30,
	2015	2014	2014
Cash and cash equivalents	124,413	141,448	162,053
Working capital	139,474	156,899	173,420
Total assets	183,933	196,881	209,067
Total non-current liabilities	17,553	28,056	26,708
Total liabilities	29,643	34,390	34,531
Shareholders’ equity	154,290	162,491	174,536

Note – Certain prior period comparatives have been reclassified to conform to the current year’s presentation.

RESULTS OF OPERATIONS – Q2, 2015 as compared to Q2, 2014

Revenue

Revenues increased by 35% to $15,067,000 in Q2-2015 from $11,152,000 in Q2-2014. Product sales increased by $3,946,000 or 38% mainly due to an increase in recurring revenue of $2,309,000 or 64% and an increase in capital sales of $1,637,000 or 24%. Part of the increase in revenue recognized on SPY Elite kit sales results from the Company recognizing 100% of SPY Elite sales in 2015 due to the termination of the LifeCell agreements in Q4-2014.

Royalty revenue for Q2-2015 increased from Q2-2014 by $271,000 due to more Firefly Illuminators being sold by our partner.

Partnership fee revenue of $325,000 in Q2-2014 related to the fee revenue recognized in 2014 on the marketing and distribution agreements with LifeCell which did not recur due to the termination of the agreements in Q4-2014.

In comparison to Q1-2015, revenues increased by $3,376,000 or 29% mainly due to an increase in product sales. Revenue from direct capital sales and direct recurring revenue increased by 82% and 15%, respectively, as compared to Q1-2015. Direct revenues exclude our partnered revenues and sales outside of North America. Direct recurring revenues include all kits, service, rental and tissue sales.

Gross Profit

Gross profit was $10,686,000 in Q2-2015 compared to $6,920,000 in Q2-2014. As a percentage of revenue, gross profit increased by 9% from 62% in Q2-2014 to 71% in Q2-2015. The increase in gross profit percentage was primarily the result of higher capital sales. In comparison to Q1-2015, gross profit was higher by 7% due to an increase in capital sales.

Operating Expenses

Selling and distribution expenses of $15,493,000 for Q2-2015 were $8,301,000 higher than Q2-2014 expenses of $7,192,000 as a result of additional direct sales force personnel; higher promotional spending; and an increase in sponsorship of clinical studies. In comparison to Q1-2015, selling and distribution expenses increased by $2,995,000 which was mainly due an increase in sponsorship of clinical studies.

Research and development expenses of $5,129,000 in Q2-2015 were $2,798,000 higher than Q2-2014 expenses of $2,331,000 due to higher patent and trademark expenses of $2,578,000; an increase in salaries and benefits in the amount of $155,000 to support expanded operations; and higher non-cash stock option expense in the amount of $88,000. In comparison to Q1-2015, research and development expenses were $1,507,000 higher due to higher patent and trademark expenses of $1,752,000 and higher stock option expense of $175,000, partially offset by a reduction in product design expense in the amount of $317,000.

Administrative expenses of $2,458,000 in Q2-2015 were $490,000 higher than Q2-2014 expenses of $1,968,000. The increase mainly related to higher salaries and benefits in the amount of $293,000 and an increase in non-cash stock option expense in the amount of $108,000. In comparison to Q1-2015, administrative expenses were lower than the previous quarter by $229,000 due to a decrease in professional fees of $706,000, partially offset by an increase in stock option expense of $317,000.

Finance Costs

Finance costs of $26,000 in Q2-2015 were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income of $56,000 in Q2-2015 was lower than income of $59,000 in Q2-2014 due to lower cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The Q2-2015 non-cash warrant revaluation income was $6,338,000 compared to $10,794,000 in Q2-2014. During Q2-2015 the Company’s share price decreased $4.13, compared to a $5.80 share price decrease in Q2-2014. In comparison to Q1-2015 the Company’s share price decreased by $0.38 during the quarter which resulted in a non-cash warrant revaluation income of $23,000.

Net Income (Loss)

Net loss was $6,026,000 in Q2-2015 compared to a net income of $6,280,000 in Q2-2014. The change was a result of an increase in operating expenses of $11,590,000 and a decrease in warrant revaluation income of $4,456,000. Offsetting these amounts was an increase in gross profit of $3,766,000.

In comparison to Q1-2015, net loss decreased by $5,259,000 due to an increase in non-cash warrant revaluation income of $6,315,000 and an increase in gross profit of $3,215,000. Offsetting these amounts was an increase in operating expenses of $4,273,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at June 30, 2015 as compared to December 31, 2014:

in $000’s	June 30, 2015	December 31, 2014	Change ($)	Change (%)	Changes during the six months ended June 30, 2015, include
ASSETS
Current assets
Cash and cash equivalents	124,413	141,448	(17,035)	(12)	See Liquidity and Capital Resources section below.
Accounts receivable	15,292	13,503	1,789	13	An increase in sales in Q2-15 as compared to Q4-14.
Prepaid expenses and other assets	3,727	1,205	2,522	209	An increase in prepaid insurance and deposits for sales and marketing events and for the new facility in British Columbia.
Income taxes recoverable	29	29	—	—
Inventories	7,853	6,798	1,055	16	An increase to meet forecasted sales.

	151,314	162,983	(11,669)	(7)
Non-current assets
Property and equipment, net	13,233	13,648	(415)	(3)	Net additions to revenue generating fixed assets in in 2015 of $2,083 less depreciation of $2,498.
Intangible assets, net	19,386	20,250	(864)	(4)	A decrease due to amortization recorded in 2015.

Total Assets	183,933	196,881	(12,948)	(7)

in $000’s	June 30, 2015	December 31, 2014	Change ($)	Change (%)	Changes during the six months ended June 30, 2015, include
Current liabilities
Accounts payable and accrued liabilities	10,828	5,345	5,483	103	An increase due to working capital requirements.
Provisions	346	335	11	3	An increase in warranty provision due to higher capital sales in Q2-15 as compared to Q4-2015.
Deferred revenue	666	404	262	65	An increase in extended warranty purchased by customers.
Distribution rights payable	250	250	—	—

	12,090	6,334	5,756	91
Non-current liabilities
Deferred revenue	773	552	221	40	An increase in extended warranty purchased by customers.
Distribution rights payable	1,682	1,631	51	3	An increase resulting from interest accretion recorded in 2015.
Shareholder warrants	15,098	25,873	(10,775)	(42)	Exercises of $4,414 and non-cash revaluation adjustment of $6,361.

Total Liabilities	29,643	34,390	(10,503)	(31)

Total Shareholders’ Equity	154,290	162,491	(8,201)	(5)	Net loss of $17,311, stock based compensation of $3,266 and exercise of shareholder warrants and stock options of $5,114 and $730 respectively.

Total Liabilities and Shareholders’ Equity	183,933	196,881	(18,704)	(10)

Note – Certain prior period comparatives have been reclassified to conform to the current year’s presentation.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms that would be favorable to the Company, or at all.

Based on the cash on hand in the amount of $124,413,000 as at June 30, 2015, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

In Q2-2015, cash used in operating activities was $7,746,000 which included cash expenditures (cash burn) before change in working capital of $8,712,000, partially offset by an improvement in working capital of $1,018,000. The positive working capital adjustment was driven by increased accounts payable and accrued liabilities, partially offset by increased inventories, accounts receivable and prepaid expenses and other assets.

Investing Activities

In Q2-2015, cash used from investing activities was $1,082,000 comprised of net additions to revenue generating fixed assets which were primarily utilized in the placement of assets at hospitals and clinics.

Financing Activities

In Q2-2015, cash provided from financing activities was $222,000 comprised of proceeds from the exercise of stock options.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at June 30, 2015, the Company has not utilized this credit facility. As at June 30, 2015, the maximum amount that can be borrowed under the revolver loan was $2,346,000.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in $000’s	0-1 year	1-5 years	After 5 years
Operating leases	783	2,631	3,318
Funding for clinical study	311	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON, Taunton, MA, Richmond, B.C. and Burnaby B.C.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Except as disclosed in Note 2 to our interim condensed consolidated financial statements, there were no significant changes in our accounting policies and critical accounting estimates for the three and six month periods ended June 30, 2015. We describe our significant accounting policies and critical accounting estimates in Note 2 to the audited consolidated financial statements and MD&A for the year ended December 31, 2014.

RELATED PARTY TRANSACTIONS

As at June 30, 2015 and December 31, 2014, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; and Senior Vice President, Marketing.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company has adopted these amendments in its financial statements for the annual period beginning January 1, 2015. The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 15 – Revenue from Contracts with Customers [“IFRS 15”]

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company currently intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 – Financial Instruments [“IFRS 9’]

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance.

On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments were comprised of the following as at June 30, 2015: cash and cash equivalents of $124,413,000; accounts receivable of $15,292,000; accounts payable and accrued liabilities and provisions of $11,174,000; distribution rights payable of $1,932,000; and shareholder warrants of $15,098,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable not provided for is subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. Distribution rights liability is payable over a 10-year term and is carried at amortized cost. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at June 30, 2015, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2014 – two customers]. Concentration of these customers comprised 19% of total accounts receivable as at June 30, 2015 as compared to 52% as at December 31, 2014.

For the six month period ended June 30, 2015, there were sales to one customer that exceeded 10% of total revenue [six month period June 30, 2014 – three customers]. For the six month period ended June 30, 2015, concentration of the one customer comprised 14% of total revenue. For the six month period ended June 30, 2014, concentration of the three customers comprised 33%, 19% and 13% of total revenue.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2014, both of which are filed on SEDAR and EDGAR.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2015, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 56,195,826 common shares, 1,574,083 stock options, 19,802 RSU’s and 1,561,515 shareholder warrants outstanding. The shareholder warrants are exercisable into one common share.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.